Filed Pursuant to Rule 253(g)(2)

File No. 024-11304

Fig Publishing, Inc.

SUPPLEMENT NO. 3 DATED JUNE 28, 2021

TO THE OFFERING CIRCULAR DATED OCTOBER 29, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Fig Publishing, Inc. (“Fig”, “we” or the “Company”) dated October 29, 2020, as amended and supplemented from time to time. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meanings given to them in the Offering Circular. This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular.

Amendment to Our Agreement with Digital Eclipse

The Offering Circular, as supplemented hereby, relates to our ongoing offering of Fig Gaming Shares – Digital Eclipse, or FGS – DE, which are shares of capital stock of Fig with no voting rights, designed to reflect the economic performance of a particular co-publishing and revenue sharing agreement that we have entered into with video gaming developer Digital Eclipse Entertainment Partners, LLC (“Digital Eclipse”).

Effective June 25, 2021, we and Digital Eclipse have amended and restated our agreement. Previously, the agreement stated that the maximum amount of Fig Funds that we could provide to Digital Eclipse in order to secure publishing rights to particular Digital Eclipse games was $10,000,000. As a result of the parties’ amendment, that maximum has been increased to $15,000,000. As a result of the amendment, we expect that we may have the opportunity to license larger games from Digital Eclipse. However, as of the date of this supplement, we have not yet raised the new maximum of $15,000,000 through our ongoing offering of FSG – DE, and there can be no assurance we will do so or that we will secure publishing rights to any Digital Eclipse games.

As a result of the foregoing, all references in the Offering Circular to the maximum amount of Funds that we may provide to Digital Eclipse in order to secure publishing rights should be read to be $15,000,000, rather than $10,000,000.

At the same time that we are filing this supplement, we are filing a Form 1-U, which includes, as an exhibit, a copy of our amended and restated agreement with Digital Eclipse.

Extension of Our Offering of FGS – DE

Under the terms of our ongoing offering of FGS – DE set forth in the Offering Circular, the duration of the offering may be extended one or more times by us, in our discretion, prior to all the FGS – DE being sold. We hereby provide notice of the extension of the offering until Wednesday, September 15, 2021, subject to further adjustments in our discretion.

Read this supplement along with our Offering Circular,

 available on Fig.co, Republic.co, and www.sec.gov.